

December 23, 2010

<u>Via Mail and Facsimile (212-983-3115)</u>

Angeleki Frangou
Chairman and Chief Executive Officer
Navios Maritime Acquisition Corporation
85 Akti Miaouli Street
Piraeus Greece 185 38

      Re: Navios Maritime Acquisition Corporation
             Form 20-F for the Fiscal Year Ended December 31, 2009
             Filed January 29, 2010
             File No. 1-33311
             Response Letter Filed December 17, 2010

Dear Ms. Frangou:

      We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to prior comment 1 in your December 17, 2010 letter. Please provide the requested disclosure in your Form F-3 filed on December 1, 2010.

2. We note your response to prior comment 2 regarding the fact that 2010 revenues from port calls in Iran were de minimus. Please tell us supplementally the amount

of revenues from Iran during 2010 and any amounts paid to Iranian authorities for port charges.

3.   We note your response to prior comment 4 regarding activities of COSCO, Unipec and Z. Zhenrong related to countries identified by the U.S. as state sponsors of terrorism. As requested, please discuss the potential for reputational harm from your charter of vessels to DOSCO, a major customer which is a subsidiary of a company reported to have operations associated with each of the countries identified by the U.S. as state sponsors of terrorism; and the charter of one of your vessels to Unipec and Z. Zhenrong, companies reported to have sold refined petroleum products to Iran.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        Todd Mason, Esq. (via facsimile)
        Mintz Levin